Filed Pursuant to Rule 424(b)(3)

Registration No. 333-123997

PROSPECTUS SUPPLEMENT NO. 3 DATED March 15, 2006

(TO PROSPECTUS DATED JUNE 20, 2005)

PANACOS PHARMACEUTICALS, INC.

13,725,555 SHARES OF COMMON STOCK

This Prospectus Supplement No. 3 supplements and amends the Prospectus dated June 20, 2005 (the “Prospectus”), as supplemented by Prospectus Supplement No. 1, dated August 12, 2005 (Supplement No. 1), and Prospectus Supplement No. 2, dated August 25, 2005 (“Supplement No. 2”), relating to the resale from time to time by holders of our shares of common stock. Such information has been obtained from the selling stockholders. This prospectus supplement should be read in conjunction with the Prospectus and Supplements No. 1 and 2, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The Nasdaq National Market under the symbol “PANC.” The last reported sale price of our common stock on March 14, 2006 was $7.37 per share.

See “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the securities nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Prospectus Supplement or the Prospectus or the documents incorporated by reference therein. Any representation to the contrary is a criminal offense.

The information appearing in the table below, as of the date hereof, supplements and amends the information in the table appearing under the heading “Selling Stockholders” in the Prospectus, and, where the name of a selling stockholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that selling stockholder supercedes the information in the Prospectus:

	Shares Beneficially Owned Before Offering(1)			Shares Being Offered	Shares Beneficially Owned After Offering(2)
	Number	Percent			Number	Percent
A. M. Pappas & Associates, LLC (3)	1,891,924	3.7	7%	95,971	1,795,953	3.5	8%
Alexandria Real Estate Equities LP	149,898	*	*	53,006	96,892	*	*
Johnson & Johnson Development Corp.	144,000	*	*	144,000	0	*	*
PharmaBio Development, Inc. (4)	541,079	1.0	8%	141,350	399,729	*	*
AMP&A Management, LLC	81,408	*	*	81,408	0	*	*
Eric W. Linsley (5)	25,248	*	*	22,494	2,754	*	*
Other limited partners of A. M. Pappas Life Science Ventures I, L.P. as a group (50 individuals) (6)	411,528	*	*	361,771	49,757	*	*

**	Less than 1%

(1)	Percentages prior to the offering are based on 50,128,957 shares of common stock issued and outstanding as of March 1, 2006. This share number reflects a 1-for-10 reverse split of the Company’s common stock effected on March 14, 2005. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 1, 2006 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or entity shown in the table.

(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares listed under the column “Shares Being Offered” in this prospectus upon the completion of the offering.

(3)	Includes 1,763,305 shares owned by A. M. Pappas Life Science Ventures I, L.P. (the “Fund”) prior to the offering and 28,125 shares issuable upon the exercise of warrants held by the Fund. A. M. Pappas & Associates, LLC (“A. M. Pappas”) is a Managing Member of AMP&A Management, LLC (“Management Co.”) which is the General Partner of the Fund. A.M. Pappas may be attributed with beneficial ownership of the securities held by the Fund through its relationship with Management Co. Also includes 4,523 shares issuable upon exercise of options held by A. M. Pappas.

(4)	Includes 141,350 shares currently owned by Quintiles Transnational Corp., the parent of PharmaBio Development, Inc.

(5)	Eric W. Linsley is a director of Panacos Pharmaceuticals, Inc. and a member of A. M. Pappas. Mr. Linsley is a member of A.M. Pappas & Associates, LLC and, as a result, may be deemed a beneficial owner of the securities held by that entity. Mr. Linsley disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(6)

The following persons and entities have identified themselves as broker-dealers or affiliates of a broker-dealer, and as such state that they purchased in the ordinary course of business and, at the time of the purchase of the shares of common stock to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities: Blair Levin and Wachovia Investors, Inc.

The selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of our common stock since the date on which they provided the information about their common stock in transactions exempt from the registration requirements of the Securities Act.